Exhibit 99.1

NEWS RELEASE

HIGHWAY HOLDINGS REPORTS FIRST QUARTER FISCAL 2025 RESULTS;
REVENUE INCREASES 39% YoY

HONG KONG – August 1st, 2024 – Highway Holdings Limited (Nasdaq: HIHO) today reported financial results for the first quarter of fiscal year 2025 ended June 30, 2024.

Net sales for the first quarter of fiscal year 2025 ended June 30, 2024 increased 39.3% to $1.88 million compared with $1.35 million in the first quarter of fiscal year 2024. Net gain for the first quarter of fiscal year 2025 was $98,000, or $0.02 per diluted share, compared with net loss of $338,000, or a loss of $0.08 per diluted share in the first quarter of fiscal year 2024.

Roland Kohl, chairman, president and chief executive officer of Highway Holdings, commented, “We are seeing signs of improvement and have reason for cautious optimism. The growth in sales this quarter compared to the year ago period was the result of substantially all our customers increasing their orders. We have still not returned to the level our business was at pre-COVID, therefore we were only able to reach breakeven on an operating level, which is a significant improvement compared to the $400,000 operating loss in the year ago period.

“We are pleased to maintain a solid financial position, which we believe gives us the ability to navigate the operating challenges and forge a path that supports a return to long-term growth. In the most recent quarter, our reported net profit came mainly from interest income based on the fortified cash position we built, and a favorable currency exchange gain. Overall, the favorable trend of orders for our existing business from our main customers is stable to slightly increasing. We are cautiously optimistic this trend will continue along with the contribution of a pending new business line, and the revival of some mature previously deemphasized business lines, which taken together would ultimately help us return to improved profitability.”

Gross profit for the first quarter of fiscal year 2025 increased to $661,000, or 35%, compared with $377,000 and 28%, respectively, in the first quarter of fiscal year 2024, primarily due to a favorable product mix.

Selling, general and administrative expenses for the first quarter of fiscal year 2025 declined by 15.3% to $658,000 in the first quarter 2025 from $777,000 in the year ago period, reflecting the positive benefit of the Company’s operating expense reduction strategy.

The Company recognized a $38,000 currency exchange gain in the first quarter of fiscal year 2025, compared to $17,000 in the first quarter of fiscal year 2024, with $52,000 in interest and other income in the first quarter of 2025 compared to $40,000 in the year ago period, primarily due to the continued benefit of foreign currency hedging activities and higher interest rates.

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The Company ended the first quarter of fiscal year 2025 in a solid financial position with $6.0 million of cash and cash equivalents, which exceeded its combined short- and long-term liabilities by $1.65 million. At June 30, 2024, the Company had a working capital balance of $5.7 million, with a current ratio of 2.6:1, and total shareholders’ equity of $6.5 million, compared to $6.6 million as of March 31, 2024.

About Highway Holdings

Highway Holdings is an international manufacturer of a wide variety of high-quality parts and products for blue chip equipment manufacturers based primarily in Germany. Highway Holdings’ administrative office is located in Hong Kong and its manufacturing facilities are located in Yangon, Myanmar and Shenzhen, China.

Except for the historical information contained herein, the matters discussed in this press release are forward-looking statements which involve risks and uncertainties, including but not limited to economic, competitive, governmental, political and technological factors affecting the company’s revenues, operations, markets, products and prices, the remaining impact of the worldwide COVID-19 pandemic, and other factors discussed in the company’s various filings with the Securities and Exchange Commission, including without limitation, the company’s annual reports on Form 20-F.

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For further information, please contact:

Global IR Partners

David Pasquale

HIHO@globalirpartners.com

New York office : +1-914-337-8801

HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES

Consolidated Statement of Income
(In thousands of U.S. dollars, except for shares and per share data)

	Fiscal First Quarter Ended
	June 30 (Unaudited)
	2024	2023
Net sales	$1,879	$1,347
Cost of sales	1,218	970
Gross profit	661	377
Selling, general and administrative expenses	658	777
Operating income (loss)	3	(400)

Non-operating income (expense):

Exchange gain (loss), net	38	17
Interest income	45	40
Gain (loss) on disposal of assets	-	-
Other income (expense)	7	-
Total non-operating income (expenses)	90	57

Net income (loss) before income taxes	93	(343)
Income taxes	-	3
Net income (loss)	93	(340)

Less: net gain/(loss) attributable to non-controlling interests	(5)	(2)

Net income attributable to Highway Holdings Limited’s	$98	$(338)
Shareholders

Net income (loss) per share – Basic	$0.02	$(0.08)
Net income (loss) per share - Diluted Weighted average number of shares outstanding:	$0.02	$(0.08)

Basic	4,506	4,248
Diluted	4,506	4,248

HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES

Consolidated Balance Sheet
(In thousands of U.S. dollars, except for shares and per share data)

	June 30 (Unaudited)	March 31 (Audited)
	2024	2024
Current assets:
Cash and cash equivalents	$5,991	$6,601

Accounts receivable, net of doubtful accounts	1,660	1,253
Inventories	1,532	1,566
Prepaid expenses and other current assets	149	226
Total current assets	9,332	9,646

Goodwill, net	-	-
Property, plant and equipment, net	34	-
Operating lease right-of-use assets	1,217	1,375
Long-term deposits	201	202
Long-term loan receivable	95	95
Total assets	10,879	11,318

Current liabilities:
Accounts payable	$807	$935
Operating lease liabilities, current	595	588
Accrued expenses and other liabilities	1,719	1,789
Income tax payable	471	480
Dividend payable	60	45
Total current liabilities	3,652	3,837

Operating lease liabilities, non-current	650	803
Long term accrued expenses	40	40
Total liabilities	4,342	4,680

Shareholders’ equity:
Preferred shares, $0.01 par value	-	-
Common shares, $0.01 par value	44	44
Additional paid-in capital	12,144	12,117
Accumulated deficit	(5,137)	(5,015)
Accumulated other comprehensive (loss) / income	(502)	(501)
Non-controlling interest	(12)	(7)
Total shareholders’ equity	6,537	6,638

Total liabilities and shareholders’ equity	$10,879	$11,318

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